Filed by The Procter & Gamble Company
Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-6(j) of the Securities and Exchange
Act of 1934

Subject Company: The Gillette Company
Commission File No.:  001-00922
Registration No.: 333-123309

Carolyn Tastad

Company Overview

A.G. Lafley Chairman of the Board, President and Chief Executive

Improving consumers' everyday lives 9

P&G Values Leadership Ownership Integrity Passion for Winning Trust P&G Values 11

ACHIEVEMENT We are dedicated to the highest standards of achievement in all areas of our business. We strive to consistently exceed the expectations of both external and internal customers. INTEGRITY Mutual respect and ethical behavior are the basis for our relationships with colleagues, customers and the community. Fair practice is the hallmark of the Company. COLLABORATION We work closely together as one global team to improve the way we do business every day. We communicate openly and establish clear accountability for making decisions, identifying issues and solutions, and maximizing business opportunities. P&G Values Leadership Ownership Integrity Passion for Winning Trust P&G Values Gillette Values 13

The Gillette Company's Vision is to build Total Brand Value by innovating to deliver consumer value and customer leadership faster, better and more completely than our competition. P&G Purpose Gillette Vision We will provide branded products and services of superior quality and value that improve the lives of the world's consumers. As a result, consumers will reward us with leadership sales, profit, and value creation, allowing our people, our shareholders, and the communities in which we live and work to prosper. 15

Branding and Innovation 17

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P&G Billion-Dollar Brands 27

Company Structure

P&G Organization Structure Beauty Care Health, Baby and Family Care Household Corporate Functions (CF) Global Business Services (GBS) Global Business Units (GBUs) Market Development Organizations (MDOs) 33

Global Business Units Beauty Care 35

Global Business Units Beauty Care Health, Baby and Family Care 37

Global Business Units Beauty Care Health, Baby and Family Care Household 39

Global Business Units Long-term global strategy Consumer understanding Brand equity development Product innovation/design Product sourcing and manufacturing New business development Beauty Care Health, Baby and Family Care Household 41

Market Development Organizations (MDOs) North America Latin America Western Europe Central and Eastern Europe, Middle East and Africa Greater China Northeast Asia ASEAN, Australasia & India 43

Global Business Services Accounting Employee benefits Payroll Order management Product logistics Systems operations 45

Consumer and Market Knowledge Customer Business Development Design External Relations Finance Human Resources Information Technology Legal Marketing Product Supply Research & Development Corporate Functions 47

P&G Organization Structure Beauty Care Health, Baby and Family Care Household Corporate Functions (CF) Global Business Services (GBS) Global Business Units (GBUs) Market Development Organizations (MDOs) 49

North America MDO

People Brands Insights Execution NA MDO Vision - Be, and be recognized as, the best consumer products and service company in North America and as a great place to work.

North America North America

North America Structure North America Market Development Organization -R.A. Steele, Group President Customer Business Development Market Strategy & Planning Corporate Functions & Additional Capabilities

Additional Capability 59 Multicultural Marketing Marketing Innovation Media Shopper Understanding

Additional Information and Where to Find it In connection with the proposed merger, The Procter & Gamble Company ("P&G") has filed a registration statement on Form S-4 on May 26, 2005 with the Securities and Exchange Commission (Registration No. 333-123309), containing a definitive joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents filed by P&G and The Gillette Company ("Gillette") with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the definitive joint proxy statement/prospectus and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of P&G's filings may be obtained by directing a request to P&G Investor Relations at 513-983-2415. Free copies of Gillette's filings may be obtained by directing a request to Gillette Investor Relations at 617-421-8172. This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Participants in the Solicitation P&G, Gillette and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of P&G's stockholders under the rules of the Commission is set forth in the Proxy Statement filed by P&G with the Commission on August 27, 2004, and information concerning persons who may be considered participants in the solicitation of Gillette's stockholders under the rules of the Commission is set forth in the Proxy Statement filed by Gillette with the Commission on March 30, 2005.

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